Exhibit 99.1

Innoviz Reports Fourth Quarter and Full Year 2025 Results

•	FY 2025 Revenues of $55.1 million more than doubled year over year, with record gross margins

•	Selected by Daimler Truck and Torc Robotics for series production of L4 Class 8 autonomous trucks, ongoing progress in L3 and L4 automotive programs with Mobileye, VW and others

•	Introduced InnovizThree for behind-the-windshield deployment, featuring smaller size, lower power consumption, lower cost, and embedded sensor fusion

•	Strong traction with InnovizSMART and InnovizSMARTer for Physical AI, non-automotive applications; momentum in perimeter security deployments

TEL AVIV, Israel, Feb. 25, 2026 /PRNewswire/ -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a leading Tier-1 direct supplier of high performance, automotive-grade Physical AI LiDAR sensor platforms and complementary software stack, today provided commercial and strategic updates on its business, reported its financial results for the year and quarter ended December 31, 2025, and set full year financial and operational targets for 2026.

"2025 was a pivotal year for Innoviz financially and operationally. We more than doubled our revenues, delivered record gross margins, and significantly expanded programs and addressable end-markets. As the world shifts from Digital AI to Physical AI, Innoviz is firmly positioned to enable perception through its industry-leading LiDAR technology. Our program wins and our lineup of products spanning automotive and non-automotive use cases have created powerful momentum entering 2026, positioning us to accelerate growth, deepen customer partnerships, and further expand our leadership", said Omer Keilaf, CEO and Co-Founder of Innoviz. "Heading into 2026, we are advancing on our Level 3 programs with the VW group and Mobileye, and on our Level 4 programs with Daimler Truck, Mobileye, VW and others. We see strong and growing interest in Level 3 and Level 4 programs from global OEMs. To support these efforts, we have introduced the InnovizThree, designed specifically to meet the challenges of behind-the-windshield installation with a smaller form factor and lower power consumption; when combined with a camera, it also simplifies sensor fusion and integration. Outside the automotive space, our InnovizSMART is gaining traction in areas such as security, mobility, and ITS, and we recently announced the installation of several InnovizSMART Perimeter Security Solutions. Additionally, our InnovizSMARTer, which integrates our LiDAR with an Nvidia processor, delivers a comprehensive one-box solution that enables compression at the edge and wireless deployment in bandwidth-constrained environments. As we continue to ramp production, we believe we are well-positioned to become one of the world's premier large-scale suppliers of best-in-class LiDAR solutions for autonomous driving and broader sensing applications, enabling the rise of Physical AI."

Commercial and Strategic Updates

•
Selected by Daimler Truck for series production of L4 autonomous trucks – Innoviz will supply LiDARs to support Daimler Truck and Torc Robotics' s Level 4 class 8 Freightliner Cascadia autonomous semi trucks. Innoviz has begun shipping units of its InnovizTwo sensors for Daimler's fleet. The trucks are expected to be deployed across a broad range of highway and regional routes in North America.

•
Accelerated Level 3 and Level 4 automotive activity – several customer Level 4 programs are slated for SOP later this year, including the VW ID Buzz, followed by L3 programs in 2027. Amidst strong interest in Level 4 programs, multiple OEMs have Level 3 RFQs in 2026 with programs targeted to ramp in 2028.

•
Introduced InnovizThree – InnovizThree is designed to meet the challenges of behind-the-windshield installation, with a smaller form factor and lower power consumption that does not compromise vehicle design or in-cabin environment, at a lower cost. Combined with a camera, it simplifies OEM sensor fusion for faster deployment.

•
Deployed InnovizSMART Perimeter Security Solutions – the system combines Innoviz LiDARs with partners' PTZ cameras and analytics software to create an off-the-shelf solution that addresses the limitations of conventional security systems.

•
Launched InnovizSMARTer with edge computing – the InnovizSMARTer is a one-box solution that integrates LiDAR with Nvidia's Jetson Orin Nano for processing at the edge and real-time compression, enabling deployments in bandwidth-constrained areas and simplifying installation and cloud applications.

2025 Financial Results

Revenues in 2025 were $55.1 million compared to revenues of $24.3 million in 2024. The revenues resulted from a combination of NRE services and sales of LiDAR units.

Operating expenses in 2025 were $80.6 million, a decrease of 20% compared to operating expenses of $100.8 million in 2024. Operating expenses for 2025 included $10.7 million of share-based compensation compared to $17.0 million of share-based compensation in 2024.

Liquidity as of December 31, 2025 was approximately $72.1 million, consisting of cash and cash equivalents, short term deposits, marketable securities and short-term restricted cash.

FY 2026 Financial and Operational Targets

The company is setting its FY 2026 targets of:

•	Revenues of $67-$73 million;

•	2-3 new program wins;

•	LiDAR sales for non-automotive Physical AI applications up to 10% of revenue; and

•	New NRE payments plans of $20-$30 million.

Conference Call

Innoviz management will hold a web conference today, February 25, 2026, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for Q4 and full year 2025, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz's website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the US, Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services and products offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, expected NRE payments, the anticipated scaling of production, and Innoviz's projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

"NRE (Non-Recurring Engineering)" is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission ("SEC") on March 12, 2025, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the series production selection referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data) (Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2025	2024	2025	2024

Revenues	$55,089	$24,268	$12,674	$6,027
Cost of revenues	(42,184)	(25,429)	(10,609)	(5,488)

Gross profit (loss)	12,905	(1,161)	2,065	539

Operating expenses:
Research and development	56,478	73,817	16,124	13,489
Sales and marketing	5,751	7,474	1,568	1,722
General and administrative	18,409	19,466	5,300	4,577

Total operating expenses	80,638	100,757	22,992	19,788

Operating loss	(67,733)	(101,918)	(20,927)	(19,249)

Financial income (expense), net	109	7,328	(276)	691

Loss before taxes on income	(67,624)	(94,590)	(21,203)	(18,558)
Taxes on income	(171)	(167)	(52)	(38)

Net loss	$(67,795)	$(94,757)	$(21,255)	$(18,596)

Basic and diluted net loss per ordinary share	$(0.34)	$(0.57)	$(0.10)	$(0.11)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	199,895,238	167,216,070	210,433,339	168,858,283

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (Unaudited)

	December 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,638	$25,365
Short-term restricted cash	16	16
Bank deposits	54,010	30,628
Marketable securities	9,466	11,955
Trade receivables, net	9,978	6,043
Inventory	3,344	1,905
Prepaid expenses and other current assets	4,780	6,707
Total current assets	90,232	82,619

LONG-TERM ASSETS:
Restricted deposits	3,189	2,725
Property and equipment, net	19,856	23,432
Operating lease right-of-use assets, net	25,086	23,194
Other long-term assets	89	79
Total long-term assets	48,220	49,430
Total assets	$138,452	$132,049

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$8,599	$8,813
Deferred revenues	1,852	274
Employees and payroll accruals	9,027	8,722
Accrued expenses and other current liabilities	5,998	5,631
Operating lease liabilities	5,949	4,330
Total current liabilities	31,425	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	29,302	25,264
Warrants liability	7	86
Total long-term liabilities	29,309	25,350

SHAREHOLDERS' EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	875,558	808,974
Accumulated deficit	(797,840)	(730,045)
Total shareholders' equity	77,718	78,929
Total liabilities and shareholders' equity	$138,452	$132,049

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands (Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2025	2024	2025	2024
Cash flows from operating activities:
Net loss	$(67,795)	$(94,757)	$(21,255)	$(18,596)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,873	7,786	1,797	1,592
Remeasurement of warrants liability	(75)	(154)	(32)	22
Change in accrued interest on bank deposits	(757)	1,939	174	1,048
Change in marketable securities	(156)	(534)	(26)	(84)
Share-based compensation	15,954	19,682	4,104	3,816
Capital gain, net	-	(75)	-	(75)
Foreign exchange gain, net	(1,502)	(305)	(176)	(171)
Change in prepaid expenses and other assets	1,145	(437)	(36)	(3,351)
Change in trade receivables, net	(6,850)	1,352	6,918	(2,504)
Change in inventory	240	(37)	(376)	(678)
Change in operating lease assets and liabilities, net	3,765	(623)	952	369
Change in trade payables	(67)	(72)	(925)	1,631
Change in accrued expenses and other liabilities	424	(3,299)	668	129
Change in employees and payroll accruals	305	(746)	(634)	(987)
Change in deferred revenues	1,578	(6,675)	(284)	(4)
Net cash used in operating activities	(47,918)	(76,955)	(9,131)	(17,843)
Cash flows from investing activities:
Purchase of property and equipment	(4,250)	(4,412)	(1,040)	(1,191)
Proceeds from sale of machinery	2,915	-	2,915	-
Proceeds from sales of property and equipment	3	75	-	75
Investment in bank deposits	(99,800)	(54,100)	(21,900)	(27,400)
Withdrawal of bank deposits	77,150	127,300	24,800	38,700
Investment in restricted deposits	(120)	(122)	-	-
Release of restricted deposits	63	-	63	-
Investment in marketable securities	(37,628)	(55,493)	(7,730)	(22,036)
Proceeds from sales and maturities of marketable securities	40,273	62,220	7,662	26,930
Net cash provided by (used in) investing activities	(21,394)	75,468	4,770	15,078
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance costs	37,289	-	-	-
Issuance of ordinary shares, net of paid issuance costs	13,339	-	4,920	-
Proceeds from exercise of options	837	224	127	55
Net cash provided by financing activities	51,465	224	5,047	55
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,120	308	66	126
Increase (decrease) in cash, cash equivalents and restricted cash	(16,727)	(955)	752	(2,584)
Cash, cash equivalents and restricted cash at the beginning of the period	25,381	26,336	7,902	27,965
Cash, cash equivalents and restricted cash at the end of the period	$8,654	$25,381	$8,654	$25,381